Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JFC in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 94.07 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on April 26, 2010, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$29,843
Fiscal Agent’s fee, including printing and engraving Bonds	19,000
Printing expenses	35,000
Legal fees and expenses	35,000
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	240,000

Total	$358,843